

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
(Amendment No. 1)

MNB Technologies, Inc.
(Exact name of issuer as specified in its charter)

Indiana
(State of Incorporation)

1194 E. Winners Cir, Bloomington, IN 47401 USA, 01-812-671-9710
(Address and telephone number of issuers principal executive office)

Nicola V. Granny, 1194 E. Winners Cir, Bloomington, IN 47401 USA, 01-812-671-9711
(Name, address, and telephone number of agent for service)

541512	**20-0860069**
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

(a) The Issuers Directors;
Nicola V. Granny, Chairman
1194 E. Winners Cir, Bloomington, IN 47401 USA

Dr. Martina M. Barnas, Director
1194 E. Winners Cir, Bloomington, IN 47401 USA

(b) The Issuers Officers;
Nicola V. Granny, CEO & Treasurer
1194 E. Winners Cir, Bloomington, IN 47401 USA

Dr. Martina M. Barnas, VP & Secretary
1194 E. Winners Cir, Bloomington, IN 47401 USA

(c) The Issuers General Partners;
Not Applicable

(d) Record owners of 5% or more of the issuers equity shares;
Nicola V. Granny 25.5%
1194 E Winners Cir, Bloomington, IN 47401 USA

Dr. Martina M. Barnas 25.5%
1194 E Winners Cir, Bloomington, IN 47401 USA

(e) Beneficial owners of 5% of more of the issuers equity shares;
None

(f) Promoters of the issuer;
None

(g) Affiliates of the issuer;
None

(h) Counsel to the issuer with respect to the proposed offering;
None

(i) Each underwriter with respect to the proposed offering;
None

(j) The underwriters directors;
Not Applicable

(k) The underwriters officers;
Not Applicable

(l) The underwriters general partners;
Not Applicable

(m) Counsel to the underwriter;
Not Applicable

ITEM 2. Application of Rule 262

(a) None of the disqualification provisions of Rule 262 apply to the issuer, any of its predecessors or any affiliated issuer.

(b) None of the disqualification provisions of Rule 262 apply to any director, officer or general partner of the issuer, beneficial owner of 10 percent or more of any class of its equity securities, any promoter of the issuer presently connected with it in any capacity, any underwriter of the securities to be offered, or any partner, director or officer of any such underwriter.

ITEM 3. Affiliate Sales

Not Applicable

ITEM 4. Jurisdiction in Which Securities Are to be Offered

(a) Jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons.

Not Applicable

(b) Jurisdictions in which the securities are to be offered by other than underwriters, dealers or sales persons;

The issuer will directly offer its securities through its officers and directors within the various states, territories, possessions and protectorates of the United States of America.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

None.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Use of a Solicitation of Interest Document

A solicitation of interest document as authorized by Rule 254 was NOT used prior to the filing of this notification.

Dates of Publication: ______________________________.

Date of Last Communication with Prospective Purchasers: ______________.

[End of PART I]

PART II
OFFERING CIRCULAR
(Amendment No. 1)

MNB Technologies, Inc.

Type of securities offered:	Common Shares	
Maximum number of securities offered:	66,000 (sixty six thousand)	
Minimum number of securities offered:	25,000 (twenty five thousand)	
Price per security:	$12.00	
Total proceeds:	If maximum sold: $792,000	If minimum sold: $300,000
(See questions 9 and 10)		

Is a commissioned selling agent selling the securities in this offering?	[] Yes	[✔] No
If yes, what percent is commission of price to public? __N/A__%		
Is there other compensation to selling agent(s)?	[] Yes	[✔] No
Is there a finder's fee or similar payment to any person? (See question 22)	[✔] Yes	[] No
Is there an escrow of proceeds until minimum is obtained? (See question 26)	[] Yes	[✔] No
Is this offering limited to members of a special group, such as employees of the Company or individuals? (See question 25)	[] Yes	[✔] No
Is transfer of the securities restricted? (See question 25)	[] Yes	[✔] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

- [ ] Has never conducted operations.
- [ ] Is in the development stage.
- [✔] Is currently conducting operations.
- [ ] Has shown a profit in the last fiscal year.
- [✔] Other (Specify): Has shown a profit in two of the last four fiscal years.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 27 pages.

THE COMPANY

1.	Exact corporate name:	MNB Technologies, Inc.	
	State and date of incorporation:	Indiana, March 14, 2004	
	Street address of principal office:	1194 E. Winners Cir. Bloomington, IN 47401 USA	
	Company telephone number:	01-812-671-9710	
	Fiscal year:	December 31st.	
	Persons to contact at Company with respect to offering	Nicola V. Granny CEO	Dr. Martina M. Barnas VP

RISK FACTORS

2. Listed in the order of importance are the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Weakness in the United States (U.S.) and international economies may harm our business.
Revenue levels are generally dependent on the level of technology capital spending, which includes worldwide expenditures for computer programming and electronic design automation software, hardware, and technical services. Prolonged periods of economic uncertainty can adversely affect our customers and postpone decisions to license or purchase our products.

(2) Our forecasts of our revenues and earnings outlook may be inaccurate.
Revenues when launching a new product family are difficult to forecast. We use a "composite performance" method where publicly available financial information from other companies having similar products, markets, and stage of development is used to form a composite revenue model. Should we fail to achieve results similar to the composite revenue model then overall financial performance will be degraded.

(3) We face intense price competition in the Software Tools and Electronic Design Automation Industries.
Price competition in all computer software markets is intense, which can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share, and additional working capital requirements. If competitors offer significant discounts we may need to lower our prices or offer other favorable terms to compete successfully.

(4) We derive a substantial portion of our revenues from relatively few products.
We derive most of our revenue from a relatively small number of products and services. As a result, anything adversely effecting sales of these products, including product release cycles, market acceptance, competition, performance, reliability, reputation, and economic/market conditions may harm operating results.

(5) Computing technologies may advance in unforeseen ways.
The technologies we work with or compete against may evolve in unexpected ways. In such case we must quickly invent, design, and develop new tools and methodologies to remain competitive. If we fail to anticipate or quickly respond to technological development our products could become obsolete or uncompetitive which could materially adversely affect our business.

(6) *Errors or defects in our products and services could expose us to liability and harm our reputation.*
The complexity of the applications and systems with which our products are used makes it such that our products may only be adequately tested when put to full use in the marketplace. As a result, customers may find errors or defects in our software that are not remedied quickly enough to satisfy their expectations. This can result in a loss of customers, or a delay in revenue or loss of market share.

(7) *Accounting rules governing revenue recognition are complex and may change.*
The accounting rules governing software revenue recognition are complex and have been subject to change. Unexpected changes in such rules may change how software license revenues are recognized over the license period. This can effect short term revenue reporting though it has less effect on long-term revenue recognition.

(8) *We may not realize significant revenue from all research and development investments.*
We incur considerable expense to develop new products and services. Most research and development activities are performed over long periods of time and such effort may not always result in a successful product offering.

(9) *We may not adequately protect our proprietary rights or may inadvertently infringe on those of others.*
Our success depends, in large part, on our proprietary technologies. Patents, copyrights, trademarks, trade secret laws, licenses, and restrictive agreements help establish and protect our proprietary rights. Despite precautions we cannot be assured that other parties will not try to challenge, invalidate, or circumvent our protection, or outright steal our property. Lengthy litigation combined with loss of revenues caused by infringing parties may adversely our performance.

(10) *Failure to attract or retain key employees may harm us.*
We depend on the labor, talent, and abilities of our management, technical staff, and a number of other key human resources to be successful in the marketplace. Competition for high-quality experienced personnel is intense. Failure to hire and retain such personnel can affect our growth and overall performance.

(11) *Failure to raise sufficient capital may hinder our growth.*
While our need for incremental outside capital is modest compared with many firms in similar industries and situations they are, none the less, needs. Failure to recruit new investors according to plan may hinder our growth rate and therefore reduce revenue.

(12) *Absence of a trading market for the company's securities.*
Currently the company is not listed on any exchange, trading, or quoting system. Should the company fail to successfully recruit a Market Maker in the reasonable future then the liquidity of any investment is substantially reduced.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Description of what business the Company does including products and services.

The Company is engaged in the business of inventing, developing, marketing, and supporting advanced technology tools used for the development of high performance (HPC) application programs. Additionally, the Company's products and services are used for the development of complex electronic systems (Electronic Design Automation or EDA). The Company also conducts directed research and development for the United States Government in the same or similar technical disciplines.

The Company's products include: software development tool suites, mission-specific expert system software, application-specific software building blocks (models), engineering and technical services, training services, and other activities to produce customer required point solutions.

All aspects of the Company are fully operational. The Marketing and Sales department is not fully staffed and is therefore at limited productivity. Significant portions of the proceeds of this offering are to be used to fully staff and fund the operations of the Marketing and Sales department.

***hprc*ARCHITECT™**
***fpga*ARCHITECT™**

These are the Company's flagship products. They are the new paradigm in creating application programs for high performance computers and embedded systems. These products are built around our artificial intelligence (AI) core, specifically an expert system (ES). They allow people with no particular expertise in computer programming or electronics engineering to quickly and efficiently develop new application programs that run on any type of high performance computer, including mixed technology systems. The difference between the two "ARCHITECT" products is that fpgaARCHITECT does not include optimizations for using multi-core processors, clustered systems, or GPUs—it is therefore targeting the EDA industry users while hprcARCHITECT is more broadly provisioned for the computing market.

***hprc*REPOSITORY™**

Our web-based hprcREPOSITORY product collaborates with the "Architect" products and is the place where the knowledge and expertise captured from human technical specialists is maintained. This knowledge repository is then tapped by the ARCHITECT products and used to customize the users new application for the desired execution system(s). It includes both Open Source and Proprietary (fee-based) knowledge entries (called "item" or "models").

***hprc*LIBRARIAN™**

The LIBRARIAN is an optional software component that improves the user efficiency of the ARCHITECT products. It automates the searching for and acquisition of models needed in the Users application from the *hprc*REPOSITORY.

***hprc*EXPERT™**
***fpga*EXPERT™**

The two "EXPERT" products are built into the ARCHITECT products and are also licensed separately to other established tool vendors. These are the actual expert system cores to the products. Making the EXPERT cores accessible to other vendors strengthens our market position by allowing us to partner with, instead of compete with, other possible solution sets the customer may consider.

***soa*VIZ™**

The soaVIZ system is an optional component to the ARCHITECT products. It is a modeling and simulation tool that allows the user to predict the performance of their new system before any of the code is actually written or the execution hardware is available. It is also available for license to other tool vendors.

***turbo*SOA®**

Hardware accelerated computing requires a certain high level of specialized technical expertise to make it work effectively. The turboSOA product is a pre-defined framework for integrating hardware (FPGA) acceleration into a distributed system designed using a Service Oriented Architecture (SOA). It is intended for the extreme high-end of the market where conventional processing and accelerated processing is distributed across hundreds or even thousands of systems.

(b) Description of how products and services are to be produced or rendered.

The Company has completed the research and development of its first-generation products and services. The lead product is past the prototype stage and is currently in commercial Beta (customer-site) testing, and is ready for general customer release when the marketing organization is staffed and operational.

As a software and services provider the Company does not require establishment of any manufacturing, production, or complex distribution infrastructure.

(c) Description of the industry in which the Company sells its products and the pricing model.

The Company is engaged in two different industries that are entangled by a collection of common technologies. These industries are: Computer Software Development Tools and Electronic Design Automation. Both industries are substantial, mature, and expanding.

The Company intends to initially market its products and services within the United States. When justifiable by demand and support capacity, marketing operations expand to Europe.

Both industries in which the Company competes are largely insensitive to price with competition usually based on delivery of total perceived value measured in: a) delivery of cost savings, b) quality of results, c) quality of support, and d) ease of use. Both industries are also centered on customer created software rather than standard "shrink wrap" software. Most personal and business computer applications use standard software (e.g. Microsoft Office, Adobe Creative Suite, etc) but HPC and EDA use mostly custom engineered software. Thus the value of software development tools is stated in terms of how much they save the customer compared to the current cost of their program development tool flow.

Even small HPC and EDA application programs need a team of four or five specialists six months (or longer). Typical fully burdened costs for such a program are in the $500,000 range. The pricing table (below) reflects the Company's decision to use a value-based pricing model (as opposed to a "cost plus" model). The Company believes that an evaluation project will clearly demonstrate to the customer the ability of the products to deliver their value proposition: a 50% reduction in new program development lead time, 68% reduction in technical specialists' expenditures, yielding a 59% overall cost savings.

Experienced sales personnel in the Company's industries believe that the pricing "sweet spot" for value-based models is 20% of annual savings. Few, if any, customers will fully realize the savings potential of a new methodology in the first year of use. Therefore a reduction in savings factor of 40% is assumed. So anticipated first years savings/value point using the hprcARCHITECT tool suite is:

$$savings = (\$500{,}000 \times 2) \times 59\% \times 60\% = \$354{,}000$$

$$price = \$354{,}000 \times 20\% = \$70{,}800$$

(Assumes the customer does two projects per year)

The customer investment of $35,000 for tools, $5,250 for maintenance, $10,000 for purchased models ($50,250 total) falls well inside the perceived value point of $70,800.

Initial Product Pricing Table

Product	Perpetual License	Annual Maintenance
*hprc*ARCHITECT	$20,000	$3,000
*hprc*LIBRARIAN	$5,000	$750
*soa*VIZ	$7,500	$1,125
Advanced Capabilities Plug-in	$2,500	$375

Because the Company products represent a disruptive new technology they do not have a direct feature-for-feature competing solution nor any combined-product solution from a single competing vendor. Therefore, the existing competition is collections of products from multiple suppliers that used collectively for a solution "tool flow". Customers may bundle a solution by choosing individual products from the following sources:

Integrated Development Environment (IDE)		
Tool	**Vendor**	**Size / Market Position**
Visual Studio	Microsoft	Very Large / Very Strong
Eclipse (Open Source)	Eclipse.org	Moderate / Moderate
Rational Software Architect	IBM	Very Large / Very Strong
High Level Synthesis Tools (HLS)		
Catapult	Mentor Graphics	Large / Moderate
Impulse-C	Impulse Accelerated ...	Small / Moderate
Forte-C	Forte Design Systems	Medium / Moderate
FPGA or GPU Back-end Tools		
ISE	Xilinx	Large / Strong
Leonardo Spectrum	Mentor Graphics	Large / Moderate
Synplicity	Synopsys	Large / Strong
Quartus	Altera	Large / Moderate
CUDA (GPU tool)	nVIDIA	Large / Strong

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Description of the Company's marketing strategy.

Note: Any statements contained in this offering circular that are not statements of historical fact, including without limitation, statements containing the words "believes," "expects," "projections," and words of similar meaning, constitute forward-looking statements that involve a number of risks and uncertainties that are difficult to predict.

The Company's marketing strategy anticipates driving top-line revenues from an immediate post-money level of $2,000,000 annually to $32,000,000 annually over a five year planning horizon. Another aim of the marketing strategy is to maximize profits not just revenues. Since the cost of customer retention is significantly lower than the cost of initial prospect conversion (converting a prospect to a customer) a decided bias is imposed toward customer gratification over the entire customer life cycle.

The marketing strategy consists of five key areas: a) advertising, b) promotion, c) sales, d) support, and e) follow-up. Each of these five points are discussed in more detail here:

Advertising
The Company will concentrate on advertising approaches that minimize the cost per new lead. Therefore the most emphasis will be placed on developing and maintaining an effective PR (public relations) program and extensive use of Direct Contact Advertising (DCA) such as Email and social medial. The Company will also capitalize on collaborative advertising by sharing links with partner web sites and make limited use of banner advertising on search engines.

Promotion
The direct result of advertising is the generation of leads. The promotion part of the marketing strategy is the conversion of leads into prospects. The Company will do this by maintaining presence at national and regional professional conferences, conducting regional seminars, frequently contributing articles to professional journals, and using direct contact by in-house Business Development Specialists to qualify and convert leads.

Sales
The Company will conduct sales operations with both in-house personnel and extensive use of VARs (Value Added Resellers). The primary job of Company account managers will be to recruit and support an energetic community of VARs. This is a proven and accepted approach used extensively in both of the Company's selected industries.

Support
Both pre-sale and post-sale customer support are so fundamental to success in the Company's selected industries that having *excellent* support is a basic requirement and is not noteworthy. The extra investment in going from excellent to *exemplary* support not only drives new sales, but prevents exposure to events that may harm the Company's reputation or adversely impact customer retention or revenue growth.

Follow-up
The adage that "you only get what you measure" is a fundamental element in the Company's marketing strategy. An industry proven customer relationship management system (CRM) called *Sugar-CRM* is installed on the company's servers and is used by all employees to access and maintain market and customer intelligence. Everything that is exposed to or touched by the customer is tested, measured, and analyzed to stay on top of the marketplace and correct any errors before they become issues or problems. Quick and objective follow-up to every customer "touch" keeps the Company's commitment to the customer's success in the forefront. This makes the customer feel like a value-added member of a team giving them an incentive to help the Company because the Company helps them.

(e) Current and Last Fiscal Year's Backlog

The Company does not provide goods or services that are not immediately deliverable and recognizable upon order. Therefore there is no "backlog" to report.

(f) Company Employees

Type	Union	Current	+6 Months	+12 Months
Management	No	2	3	3
Technical	No	1	1	3
Sales/Mktg	No	2	2	3
Admin/Clerical	No	2	2	3
Total	0	7	8	12

(g) Company Properties

Real Estate
The Company owns no real estate. It currently leases its quarters, approximately 1800 square feet, from the founders' home. Shortly after this offering, to facilitate staff growth, the Company will move to larger commercial leased quarters in Bloomington, IN. The anticipated lease cost will be $12/square foot plus utilities. No extraordinary lease terms are expected.

Plant & Equipment
The Company owns all of its physical equipment. This includes one automobile (2010 Pontiac Vibe) used for local errands, its information technology infrastructure (servers, desktop and notebook computers, printers, scanners, telephone equipment, routers, switches, wireless access points, etc). The Company also owns and maintains a well equipped prototype shop equipped with electronic, electrical, metal working, and wood working equipment for production of prototype systems.

Intellectual Property
The Company has applied for registered trademarks for all of its products and services, a total of nine. To date one registration (turboSOA®) has been granted and the rest are pending with no anticipated difficulties. The Company has prepared seven provisional patent applications for some of its core technologies which are awaiting funds from this offering for attorney review and submittal.

(h) Intellectual Property Protection and Research & Development Expenditure

The Company is an inventor, developer, and marketer of advanced technology software systems. As such much of its revenue is derived from its Intellectual Property (IP). The Company therefore takes all reasonable and customary steps to adequately secure its IP position. Additionally, the Company expends considerable effort to protect the integrity and security of its networks and information technology infrastructure from both external and internal compromise.

Mentioned in (g) the company intends to protect some of its core technologies by applying for patents. However, Company Management does not see patents as a significant practical protection. Software patents have proven notoriously easy to circumvent and in many nations blatant IP theft is so common as to be considered normal. In developing Company products the use of 3rd party IP and Open Source IP has been avoided to prevent future licensing issues or unintentional reverse licensing. All employees, contractors, suppliers, and business partners are required to endorse confidentiality agreements. Employees and contractors are required to endorse non-compete agreements. The Company makes use of Trade Secret Laws and compartmentalizes design activities such that no one person has access to everything necessary to reproduce the Company's products.

Research & Development Expenses

Year to Date	Fiscal 2010	Fiscal 2009
$134,891	$322,053	$302,650

(i) Federal, State, and Local Regulation

The Company, its products and operations are not materially affected by government regulation.

(j) Company subsidiaries

The Company has one fully owned subsidiary, MNB Global, Inc. MNB Global was setup to process the paperwork for import and export of the Company's products and to operate two small profit centers used for real-world testing of enterprise management software currently being developed by the Company. The trivial (less than 2% of revenue or expenses) financial impact of these two profit centers are listed in the Company financial statements as "Chef Nicks" and "Wines". "Chef Nicks" is a manufacturer, distributor, and retailer of packaged food items (spice blends) and "Wines" is an importer/exporter and wholesaler of specialty wines from/to central Europe.

(k) Material events in the Company's history

There have been no material events such as: mergers, acquisitions, recapitalizations, stock splits, etc in the Company's history. Company management anticipates a second offering 12 to 18 months after this one to fund the next stage of the Company's development.

4. Explanation for lack of profit for last fiscal year.

The Company was purposely not profitable for fiscal year 2010. The Company was in a favorable cash position that allowed it to legitimately defer billing for work performed in December 2010 until January 2010. Pushing this revenue out by one month allowed the company to post a small loss for fiscal 2010 and therefore saved considerable tax expenditures.

(a) Events or milestones needed to become profitable in fiscal 2012 .
Note: Management anticipates 2011 to close at a modest loss since the Company will be hiring sales and marketing staff that will not have time before year-end to begin closing deals.

Attentive management of cash flow.

Ramp-up the marketing and sales team to produce 30% of quota.

(b) Consequences of delays or failure in achieving items listed in 4.(a).

Failure to properly manage cash flow may result in increased use of the Company's commercial lines of credit to buffer cash flow.

Failure to begin selling product at the marginal rate of 30% of quota would cause revenues to drop below the break even point placing greater demand on the ability to secure increased equity funding.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

5. Net, after-tax earnings for the last fiscal year.
(Losses in parenthesis)

Total $(85,439) $(0.32) per share.

6. Offering price as a multiple of earnings.

Not Applicable (prior year loss).

7. (a) Net tangible book value of the Company?
(Deficit in parenthesis)

Total $36,977 $0.14 (per share)

Why is the offering ($12.00 per share) substantially more than the net tangible book value of the Company?

From 2004 through 2010 the Company elected to expense as much of its infrastructure investment as possible to simplify accounting (tracking and depreciating assets takes time and effort). Because of this, the majority of the physical property of the company has no asset value and therefore makes no contribution to the net tangible book value of the Company.

The overwhelming majority of the Company revenue since founding in 2004 has come from federal and state R&D contracts. These contracts provided the funding the resulted in realization of the Company's products but left little room in their budgets for equipment, marketing, or profits. This left very little in the form of retained earnings to contribute to the net tangible book value of the Company.

This offering is intended to raise the capital needed to fund commercialization of the new products, expand infrastructure to support additional personnel, and to fund operations until new product sales produce positive cash flow. It is therefore not unexpected that the price per share of the offering greatly exceeds the net tangible book value of the Company.

(b) The Company has not sold or issued any of its securities during the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 19.8%
If the minimum is sold: 11.9%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $4,002,000*
If the minimum is sold: $3,510,000*

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: NONE. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.00.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

Item	If Minimum Sold	Percent	If Maximum Sold	Percent
Total Proceeds	**$300,000**	**100.0%**	**$792,000**	**100.0%**
Less Offering Expenses				
Commissions and Finders Fees	$15,000	5.0%	$39,600	5.0%
Legal and Accounting Costs	$7,500	1.7%	$7,500	0.9%
Copying	$450	0.1%	$450	0.1%
Advertising and Promotion	$2,500	0.6%	$2,500	0.3%
Net Proceeds from Offering	**$274,550**	**92.6%**	**$741,950**	**93.7%**
Use of Net Proceeds				
Office Space Rental (Additional Space)	$0	1.5%	$12,000	1.6%
Leasehold Improvements	$0	1.3%	$10,000	1.3%
Furniture and Equipment	$0	0.5%	$4,000	0.5%
Patent Preparation and Filing	$0	20.0%	$80,000	10.8%
Service of Existing Bank Debt	$4,500	13.8%	$55,000	7.4%
Research & Development*	$82,365	24.0%	$192,907	26.0%
Marketing & Sales**	$110,811	27.0%	$215,166	29.0%
Working Capital	$76,874	12.0%	$172,574	23.3%
Total Use of Net Proceeds	**$274,550**	**100.0%**	**$741,950**	**100.0%**

*Mostly payroll, less than 10% of this line item will be used for R&D supplies and other materials.
**Mostly payroll, less than 30% of this line time will be used for advertising, promotion, and sales travel.

Note: Outside of regular salary and sales commissions, no payments will be made to any director, officer, or employee of the Company from the proceeds of this offering.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Not Applicable.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Between $4,500 and $55,000 (depending on number of shares sold) of the offering proceeds is to be used for partial repayment of the Company's lines of credit with JP Morgan Chase and Wells Fargo. Both are revolving lines with the interest rate at 3.5%. Both lines of credit are used exclusively for working capital.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not Applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company is not currently experiencing any cash flow or liquidity problems and is not in default or in breach of any load, lease, or other indebtedness. The Company has not outstanding trade payables and there are no unsatisfied judgments, liens, or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will entirely satisfy the Company's cash requirement for the next 12 months. Company Management anticipates another offering one year after subscribing this offering to raise additional capital for the next stage in the Company development.

CAPITALIZATION

13. Capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	**As Adjusted**	
	08/01/2011	**Minimum Sold**	**Maximum Sold**
Debt:			
Short-term debt (average interest rate: 3.75%	$110,000	$55,000	$55,000
Long-term debt	$0.00	$0.00	$0.00
Total debt	$110,000	$55,000	$55,000
Stockholders equity (deficit):			
Common stock	$125,457	$525,407	$867,407
Additional paid in capital	$0.00	$0.00	$0.00
Retained earnings (deficit)	($94,994)	($94,994)	($94,994)
Total stockholders equity (deficit)	$30,463	$430,413	$772,413
Total Capitalization	$140,463	$485,413	$827,413

There Company does not have any preferred shares.

Number of common shares authorized: 500,000 shares. Par or stated value per share, if any: $0.00.

Number of common shares reserved to meet conversion requirement or for the issuance upon exercise of options, warrants or rights: ZERO shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[✔] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of: ____________________

[ ]
Other:____________________.

15. These securities have:

Yes No

[ ] [✔] Cumulative voting rights

[ ] [✔] Other special voting rights

[ ] [✔] Preemptive rights to purchase in new issues of shares

[ ] [✔] Preference as to dividends or interest

[ ] [✔] Preference upon liquidation

[ ] [✔] Other special rights or preferences (specify):

____

16. Are the securities convertible? [ ] Yes [✔] No
If so, state conversion price or formula. Date when conversion becomes effective: ____ /____ /____ Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities:
(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:

Not Applicable.

(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe:

Not Applicable.

(3) Is there a mandatory sinking fund? [ ] Yes [✔] No

Describe: Not Applicable.

(4) Is there a trust indenture? [ ] Yes [✔] No

Name, address and telephone number of Trustee :

Not Applicable.

(5) Are the securities callable or subject to redemption? [ ] Yes [✔] No

Describe, including redemption prices: Not Applicable.

(6) Are the securities collateralized by real or personal property? [ ] Yes [✔] No

Describe: Not Applicable.

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? Not Applicable.

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? Not Applicable.

How much indebtedness is junior (subordinated) to the securities? Not Applicable.

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable.

18. If securities are Preference or Preferred stock: Not Applicable.

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

None.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): Not Applicable.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Not Applicable, the Company officers will sell the securities directly.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

None.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

(a) Finders are not related to the Company, its Directors, or Officers.

(b) There are not selling agents. The Company is selling the securities directly through its Officers.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Nicola V. Granny, CEO	Dr. Martina M. Barnas, VP
Address:	1194 E. Winners Cir. Bloomington, IN 47401 USA	1194 E. Winners Cir. Bloomington, IN 47401 USA
Telephone Number:	01-812-671-9710 x 100	01-812-671-9710 x 101
Email Address:	ngranny@mnbtech.com	mbarnas@mnbtech.com

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Not Applicable.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not Applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not Applicable.

Will interest on proceeds during escrow period be paid to investors? [] Yes[✔] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: None.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: Not Applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

    Title: CEO and CTO (Chief Technical Officer)
    Name: Nicola V. Granny
    Age: 58
    Office Street Address: 1194 E Winners Cir.
    Bloomington, IN 47401 USA

    Other employers in the last five years: Not Applicable.

    Advanced degree: Mr. Granny does not have an advanced degree.

    Also a Company Director: Yes.

30. Chief Operating Officer CEO – Acting.

31. Chief Financial Officer CEO – Acting.
    This position will be filled subsequent to this offering.

32. Other Key Personnel:

    Title: Vice President and CSO (Chief Science Officer)
    Name: Dr. Martina M. Barnas
    Age: 45
    Office Street Address: 1194 E Winners Cir.
    Bloomington, IN 47401 USA

    Other employers in the last five years: Not Applicable.

    Advanced degree: Ph.D. (Physics), The Ohio State University, 1997

    Also a Company Director: Yes.

DIRECTORS OF THE COMPANY

33. Number of Directors: Five, two seats currently filled. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above): Described above.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [✔] Yes [ ] No Explain: Both the CEO and the VP/CSO have worked for Mentor Graphics Corporation, a firm engaged in the same industry as the Company.

    (b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Mr. Granny and Dr. Barnas left Mentor Graphics in December 2003. The statute of limitations for conversion or theft of trade secrets expired in December 2006.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not Applicable.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not Applicable.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Both Mr. Granny and Dr. Barnas are covered by a key man life insurance policy issued by Farmers Insurance in the amount of $250,000 (each) and is payable to the Company. There are no arrangements concerning the use of insurance proceeds.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not Applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Holder, name, office address, and telephone number	Class	Avg. Price Per Share	No. of Shares Held	% of Total	No. of Shares after offering if maximum sold	% of total
Nicola V. Granny 1194 E Winners Cir. Bloomington, IN 47401 USA 01-812-671-9710 x 100	Common	$0.49	127,500	47.7%	127,500	39.7%
Dr. Martina M. Barnas 1194 E Winners Cir. Bloomington, IN 47401 USA 01-812-671-9710 x 101	Common	$0.49	127,500	47.7%	127,500	39.7%

38. Number of shares beneficially owned by Officers and Directors as a group: Before offering: 255,000 shares (95.3 % of total outstanding) after offering: a) Assuming minimum securities sold: 255,000 shares (82.7 % of total outstanding)
b) Assuming maximum securities sold:255,000 shares (65.0 % of total outstanding) (Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

The CEO (Nicola V. Granny) and the VP (Martina M. Barnas) are husband and wife.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Not Applicable.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not Applicable.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Officer	Cash	Other
CEO/CTO*	$99,180	$0.00
VP/CSO*	$72,891	$0.00

*Authorized salary is currently $150,000 but the employee has not claimed all wages and commissions due.

(b) If remuneration is expected to change or has been unpaid in prior years, explain: Both Mr. Granny and Dr. Barnas are expected to begin taking full authorized wages after this offering.

(c) No employment agreements currently exist. None are currently contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Not Applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

Not Applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Requires simple majority vote of the shareholders at the annual meeting or a special meeting.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

All employees are required to endorse a non-disclosure and non-compete agreement upon acceptance of employment that has a term of three years after leaving the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Not Applicable, the Company is a "C" corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The Company Management is not aware of any other factors which could affect the Company or its business.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Balance Sheet

	Jul 31, 11	Dec 31, 10	Dec 31, 09
ASSETS			
Current Assets			
Cash in Bank	109,325.15	14,801.39	84,150.49
Accounts Receivable	108.74	1,299.53	120,192.97
Inventory	8,184.28	11,125.58	2,842.76
Total Current Assets	117,618.17	27,226.50	207,186.22
Fixed Assets			
Automobiles	21,357.19	26,696.49	28,101.05
Information Technology Equip.	8,432.00	0.00	0.00
Laboratory Equipment	6,048.81	6,048.81	6,048.81
Total Fixed Assets	35,838.00	27,406.00	34,149.86
TOTAL ASSETS	153,456.17	60,151.30	241,336.08
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Net Accounts Payable	-1,788.05	-1,788.05	-15,489.05
Other Current Liabilities			
Wells Fargo Business Line	10,945.25	0.40	4,956.52
Chase Business Line	98,774.61	29,224.39	59,423.74
Net Income Taxes	-906.24	-906.24	0.00
Deferred Grant Income	0.00	0.00	98,000.00
Total Payroll Liabilities	9,585.26	97,835.96	74,508.02
Total Other Current Liabilities	107,453.63	126,154.51	205,910.18
Total Current Liabilities	116,610.83	124,366.46	221,399.23
Total Liabilities	116,610.83	124,366.46	221,399.23
Equity			
Common Stock	320.00	320.00	320.00
Founders Investment	125,456.85	48,498.80	48,883.97
Retained Earnings	-113,033.93	-27,594.56	-146,500.80
Net Income	24,102.42	-85,440.37	117,263.68
Total Equity	36,845.34	-64,215.13	19,966.85
TOTAL LIABILITIES & EQUITY	153,456.17	60,151.30	241,336.08

Income Statement

	Jan - Jul 11	2010	2009
Ordinary Income/Expense			
Income			
Project Expense Reimbursement	2,347.28	449.70	0.00
Sales	191,886.97	377,540.65	635,405.80
Total Income	194,234.35	377,990.35	635,405.80
Cost of Goods Sold	673.31	13,668.41	7,264.00
Gross Profit	193,561.04	364,321.94	628,141.80
Expense			
Project Related Expenses	0.00	21,885.12	41,060.31
Advertising and Marketing	4,324.60	1,222.90	3,544.67
Facilities	7,008.75	15,841.44	40,008.52
Bank Interest and Services	1,052.56	1,564.91	16,307.07
Sales Discounts	395.52	0.00	0.00
Employee Benefits	1,659.57	11,131.76	5,951.21
Freight	727.90	1,687.95	2,478.05
Government Fees	3,698.45	4,475.68	2,555,24
Insurance	641.05	3,208.02	4,782.43
Supplies and Expensed Equipment	4,994.82	27,807.94	66,013.79
Payroll Expenses	135,022.54	322,052.87	302,650.28
Outside Professional Services	2,507.99	18,474.10	7,997.64
Inventory Scrap	762.58	0.00	0.00
Telephone and Internet	1,792.66	3,521.30	4,197.59
Travel (air, lodging, meals, auto)	5,060.63	16,888.32	13,331.32
Total Expense	169,457.22	449,762.31	510,878.12
Net Income	24,102.42	-85,440.37	117,263.68

Cash Flow Statement

	Jan - Jun 11	2010	2009
OPERATING ACTIVITIES			
Net Income	48,558.49	-85,439.37	117,263.68
Adjustments to reconcile Net Income to Cash			
Accounts Receivable	-38,809.21	118,893.44	-99,687.06
Accounts Payable	0.00	13,701.00	-15,339.05
Income Taxes	0.00	0.00	-906.24
Inventory Asset	730.49	-8,282.82	-770.76
Deferred Grant Income	0.00	-98,000.00	98,000.00
Transfer Founder 401(k) to Stock	-42,979.85	0.00	0.00
Loan Proceeds	80,495.07	-35,154.07	-55,700.65
Payroll Liabilities	-90,910.00	21,877.95	35,606.15
Payroll Liabilities: HSA Holding	-2,416.65	1,449.99	-2,416.65
Net cash provided by Operating Activities	-45,331.66	-70,953.88	76,049.42
INVESTING ACTIVITIES			
Transfer Expensed Items to Assets	-8,432.00	-37.9	-7,967.03
Net cash provided by Investing Activities	-8,432.00	-37.90	-7,967.03
FINANCING ACTIVITIES			
Founders Cash Investment (Stock)	125,456.85	1642.56	0
Transfer Opening Equity Balance to Retained Earnings	0.00	0	-15,747.42
Net cash provided by Financing Activities	125,456.85	1,642.56	-15,747.42
Net cash increase for period	71,693.19	-69,349.22	52,334.97
Cash at beginning of period	14,801.27	84,150.49	31,815.52
Cash at end of period	86,494.46	14,801.27	84,150.49

NOTES TO THE FINANCIAL STATEMENTS

Nature of Operations

We are a supplier of computer software development tools and services including, but not limited to: electronic design automation tools, automated program generation tools, software modeling and simulation tools, and scientific and technical services related to the general field of high performance computing. Our products are primarily marketed within the United States and may be marketed worldwide as may be required. Our products and services are marketed to governments and companies of any size that make use of high performance computing.

Summary of Significant Accounting Policies

Foreign Currency Translation

We have only limited international transactions. When it is necessary to acquire or sell goods or services the local currency of the selling party is used. The exchange rate for such transactions is the published rate at the close of business for the day the transaction occurred.

Generally Accepted Accounting Practices (GAAP)

Our accounting and reporting systems all conform to US GAAP guidelines. We maintain our accounting and payroll systems on our own servers using the most currently available release of Intuit's QuickBooks software.

Use of Estimates

U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and contingencies. Because we do not currently carry any intangible items on our balance sheet the use of estimates is largely limited to predicting income tax burden. Any estimates and assumptions are based on management's knowledge and experience and are evaluated on an ongoing basis.

Term Receivables and Trade Accounts Receivable

We do not currently have any long-term receivables or multi-year agreements in place. Trade accounts or software rental agreements all have a maximum term of 12 months from the agreement date. Where performance on a multi-month agreement requires use of the company credit line then the future value of the agreement is discounted by the expected interest expense.

Valuation of Trade Accounts Receivable

We maintain allowances for doubtful accounts on trade accounts receivable and software rental agreements in the event of customers being unable to make required payments. When we become aware of a specific customer's inability to meet its financial obligations, such as in bankruptcy or deterioration of its operating results, we record a specific reserve for bad debt to reduce the related receivable to the amount believed to be collectible.

Concentrations of Credit Risk

We place our cash, cash equivalents, and short term investments with major commercial banks. Our investment policy limits our credit exposure to any one financial institution. We do not believe that we are exposed to any significant credit or market risk to our financial instruments. We do not currently have sufficient trade receivable accounts to make a meaningful analysis of our risk to exposure due to trade account default.

Property, Plant, and Equipment, Net

We state property, plant, and equipment at cost. We generally expense individual additions to property, plant, and equipment having an acquisition cost of less than $5,000, higher cost acquisitions are capitalized. We expense leasehold improvements below $25,000. All depreciation is calculated on a straight-line basis over the expected useful life of the asset in accordance with IRS guidelines.

Goodwill and Other Intangible Assets

We do not carry any intangible assets on the company's book. We do not capitalize research and development expenses nor do we capitalize acquired intellectual property.

Income Taxes

We project income taxes on a quarterly basis based on management's estimate for the next quarter's operating profit.

Revenue Recognition

We report revenue in three categories based on how the revenue is generated: a) sale of goods and services, b) software rental, and c) contingent grant income.

Sale of Goods and Services

Revenue for this category is recognized on the date of invoicing, which is usually, but not always, the date the goods were shipped or the service was completed. Selected invoicing during the last week of a quarter or the last month of a year may be deferred to the beginning of the following period to better manage income tax liability.

Software Rental

All software rental agreements allow for either monthly or quarterly billing, even if the agreement is for a longer term. We recognize revenue for software rental on the date of invoice for each billing cycle. Thus revenue from a one-year rental agreement with quarterly payments will be recognized as four periodic installments rather than as a lump sum.

Contingent Grant Income

Some state and federal research grants are paid in a lump sum but awarded on a contingency basis where if certain performance conditions are not met granted funds must be returned to the grantor. In such cases the grant award funds are posted to a *Deferred Grant Income* account and are, at that time, not recognized as revenue. As each performance condition for the grant is met then that part of the deferred income is recognized as revenue and the deferred income account is reduced. This significantly impacts income tax liability where the receipt of grant income happens in fiscal year X but the related performance expense happens in fiscal year X+1.

Accounting for Stock-Based Compensation

We do not offer employees, officer, or directors any stock-based compensation nor do we anticipate doing so in the foreseeable future.

Related Party Transactions

Currently there exists only one related party transaction. The company rents its office space from the founders for $200 per month. This agreement will terminate when the headcount for which the company provides office and laboratory space may no longer be comfortably quartered in the 1250 square feet provided by the rental agreement. This is an arms-length transaction with a written agreement and below market terms.

Net Accounts Payable

In some cases considerable savings are realized by pre-paying for some goods and services. This results in short-term credit balances (negative accounts payable) until the supplier actually delivers and invoices the pre-paid items.

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

a. All operating losses posted by the Company in prior years have been intentional. Prior to the release of the new products described above the Company derived the majority of its revenue from federal government R&D contracts that were invoiced on a quarterly basis. In favorable cases (two of the past four fiscal years) the Company cash position was such that invoicing for Q4 operations could be pushed out to the following year Q1. This resulted in an intentional operating loss and considerable tax savings.

b. Since the operating losses were intentional there is no actions necessary to correct them.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

a. The Company has intentionally reduced its active solicitation of federal R&D contracts so that key personnel may maintain focus on preparing the new products for commercialization and in building the business infrastructure needed to successfully market and support them. This reduction in R&D revenue made it necessary to curtail new product development until after this offering.

b. The current economic uncertainty is expected to have a favorable impact on Company revenue since the new products, while expensive, deliver significant savings to the customer and have a very short ROI (less than one year).

c. How fast the Company can expand and capitalize on current market and economic conditions is dependent upon how quickly this offering may be fully subscribed. Accelerated subscription of the offering will likely result in more rapid sales growth.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

a. Last fiscal year the Company operated at an intentional loss. Had the company not legitimately deferred FY2010 income into FY2011 then margin would have been approximately 9% This low margin is due to federal SBIR contracts (all of the Company revenue in FY2010) being constrained to 9% This was planned and entirely expected.

b. Fiscal year 2011 is also projected to post a small loss since most revenue is the deferred revenue from FY2010. Fiscal year 2012 is expected to be profitable with a gross margin of 50.0 %

50. Foreign sales as a percent of total sales for last fiscal year: 0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 91 %. Explain the nature of these sales, including any anticipated changes:

a. In FY2010 the Company did not market any product outside the USA.

b. 91% of total FY2010 revenue came from federal SBIR (Small Business Innovative Research) contracts.

c. Foreign sales for FY2011 are also expected to be zero or very close to zero since no off-shore marketing effort is being made.

d. Current economic uncertainty makes it nearly impossible to anticipate FY2011 federal sales beyond year-to-date figures. The Company has outstanding federal proposals but Congress has (as of this date) not approved a FY2011 budget, let alone a FY2012 budget.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomington, State of Indiana, on Sept 14, 2011.

(Issuer)

MNB Technologies, Inc.

By (Signature and Title)



Nicola V. Granny, CEO & Chairman



Martina M. Barnas, VP, Secretary & Director

BY-LAWS
of
MNB Technologies, Inc.
Amended August 7, 2011

ARTICLE I -- OFFICES

Section 1. The registered office of the corporation shall be at:

1194 E Winners Cir.
Bloomington, IN 47401

With mailing address of:

1194 E Winners Cir.
Bloomington, IN 47401

The registered agent in charge thereof shall be: Nicola V. Granny.

Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II -- SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, "Indiana".

ARTICLE III -- STOCKHOLDERS' MEETINGS

Section 1 Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without this state, as may be selected from time to time by the Board of Directors.

Section 2. Annual Meetings: The annual meeting of the stockholders shall be held on the 3rd Wednesday of February in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 10:00 o'clock A.M., when they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting. If the annual meeting for election of directors is not held on the date designated therefore, the directors shall cause the meeting to be held as soon thereafter as convenient.

Section 3. Election of Directors: Elections of the directors of the corporation shall be by written ballot.

Section 4. Special Meetings: Special meetings of the stockholders may be called at any time by the Chairman, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.

Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.

Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least 30 days before such meeting, unless a greater period of notice is required by statute in a particular case.

Section 5. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 8. Consent in Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders or a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9 List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV -- DIRECTORS

Section 1. The business and affairs of this corporation shall be managed by its Board of Directors, five (5) in number. The directors need not be residents of this state or stockholders in the corporation. The Directors MUST be citizens of the United States of America. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of ore year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

Section 2. Regular Meetings: Regular meetings of the Board shall be held without notice, at least quarterly, at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

Section 3. Special Meetings: Special Meetings of the Board may be called by the Chairman on 2 days notice to each director, either personally or by mail, fax or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

Section 4. Quorum: A majority of the total number of directors shall constitute a quorum for the transaction of business.

Section 5. Consent in Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this state.

Section 6. Conference Telephone: One or more directors may participate in a meeting of the Board, or a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other; participation in this manner shall constitute presence in person at such meeting.

Section 7. Compensation: Directors as such, shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum and expenses of attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

Section 8. Removal: Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.

ARTICLE V -- OFFICERS

Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a Chairman, President, Secretary and Chief Financial Officer. The Board of Directors may also choose one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person. The officers of the Corporation MUST be citizens of the United States of America.

Section 2. Salaries: Salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

Section 3. Term of Office: The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. The Board of Directors may remove any officer or agent elected or appointed by the Board whenever in its judgment the best interest of the corporation will be served thereby.

Section 4. Chairman: The Chairman shall preside at all meetings of the stockholders and directors; he shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the Chairman, to any other officer or officers of the corporation. He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EXOFFICIO a member of all committees.

Section 5. President: The President shall attend all sessions of the Board. The President shall be the chief executive officer of the corporation; he shall have general and active management of the business of the corporation, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation. He shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

Section 6. Secretary: The Secretary shall attend all sessions of the Board and all meetings at the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

Section 6. Chief Financial Officer: The Chief Financial Officer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Chief Financial Officer and of the financial condition of the corporation.

ARTICLE VI -- VACANCIES

Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although not less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of stockholder, may call a special meeting of stockholders in accordance with the provisions of these By- Laws.

Section 2. Resignations Effective at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII -- CORPORATE RECORDS

Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts there from. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing, which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII -- STOCK CERTIFICATES, DIVIDENDS, ETC.

Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President. Stock certificates will only be issued upon request of the shareholder.

Section 2. Transfers: Transfers of shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with law.

Section 3. Lost Certificate: The corporation may issue a new certificate of stock in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, 'theft or destruction of any such certificate or the issuance of such new certificate.

Section 4. Record Date: In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or the express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stock- holders shall be at the close of business on the day next preceding the day on which notice is given,--or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by the statute and the Certificate of Incorporation.

Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

Section 7. Citizenship of Owners: The shares of the Corporation shall be sold, gifted, transferred, or otherwise owned ONLY by citizens and legal resident aliens of the United States of America.

ARTICLE IX -- MISCELLANEOUS PROVISIONS

Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

Section 2. Fiscal Year: The fiscal year shall begin on the first day of January.

Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, by fax, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail, fax or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail, faxed or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4. Waiver of Notice: Whenever any written notice is required by statute, or by the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

Section 6. Resignations: Any director or other officer may resign at anytime, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X -- ANNUAL STATEMENT

Section 1. The President and Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.

ARTICLE XI -- AMENDMENTS

Section 1. These By-Laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

State of Indiana
Office of the Secretary of State

CERTIFICATE OF INCORPORATION

of

MNB TECHNOLOGIES, INC.

I, TODD ROKITA, Secretary of State of Indiana, hereby certify that Articles of Incorporation of the above For-Profit Domestic Corporation have been presented to me at my office, accompanied by the fees prescribed by law and that the documentation presented conforms to law as prescribed by the provisions of the Indiana Business Corporation Law.

NOW, THEREFORE, with this document I certify that said transaction will become effective Tuesday, March 16, 2004.


SEAL OF THE STATE OF INDIANA
1816

In Witness Whereof, I have caused to be affixed my signature and the seal of the State of Indiana, at the City of Indianapolis, March 16, 2004.

TODD ROKITA,
SECRETARY OF STATE

20040317700216 / 20040317785375

ARTICLES OF INCORPORATION
OF

MNB Technologies, Inc.
Bloomington, Monroe County, Indiana

The undersigned being one or more natural persons, all of whom are at least (18) years of age and at least a majority of whom are citizens of the State of Indiana, having been designated as incorporator of the proposed corporation hereafter named do hereby adopt the following Articles of Incorporation:

ARTICLE 1

Section 1, Name: The name of this corporation shall be:

MNB Technologies, Inc.

Section 2, Principal Office: The post office address of the principal office of the corporation shall be:

1194 E. Winners Circle, Bloomington, Monroe County, Indiana 47401.

Section 3, Purpose: The purpose(s) for which this corporation is formed is (are):

To engage in the conception, design, development, manufacture, marketing, sale and support of computational methods, practices, apparatus and devices, and those other activities that are allowed by law.

Section 4, Period of Existence: The period during which the corporation shall continue is perpetual.

Section 5, Effective Date of Incorporation: The effective date of these Articles of Incorporation shall be on or before March 31, 2004.

ARTICLE II

Shares

Section 1, Authorized Shares: The total number of shares the Corporation is to have the authority to issues is 500,000 (five hundred thousand).

Section 2, Terms of Shares: The authorized shares shall be designated as Common with a par value of $1.00 (one dollar) per share.

Section 3, Voting Rights: Unless the Articles of Incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one (1) vote on each matter voted on at a shareholders meeting.

ARTICLE III

Incorporators

The name and post office address of the incorporator is as follows:

Martina M. Brisudova 1194 E. Winners Circle, Bloomington, IN 47401

ARTICLE IV

Directors

Section 1, Number of Directors: The number of Directors of the corporation shall not be less than three nor greater than fifteen (15). The exact number may be established in the bylaws.

Section 2, Names of Directors: The names and post office address of each member of the board of Directors are as follows:

Martina Brisudova 1194 E. Winners Circle, Bloomington, IN 47401

Nicola Granny 1194 E. Winners Circle, Bloomington, IN 47401

Robert Cruise 1208 E. Maxwell Lane, Bloomington, IN 47401

ARTICLE V

Provisions for Regulation of Business
and
Conduct of Affairs of Corporation

Section 1, Officers: The corporation shall initially have three executive officers, consisting of: President, Vice President, and Secretary/Treasurer. Additional executive and operating officers may be added at the discretion of the Board of Directors.

Section 2, Multiple Offices: There shall be no restriction on the number of executive offices that may be held by one individual.

Section 3, Meetings: The Corporation shall hold an annual meeting of the shareholders during the first week of March of each year. The Board of Directors of the corporation shall meet not less than once each calendar quarter on a date determined during the prior meeting.

Section 4, Notice: The Secretary/Treasurer of the corporation shall notify all shareholders of record, not less than sixty days in advance of the annual meeting of the shareholders as to the specific date, time and location of the meeting and of the issues to be voted upon at the meeting. The Secretary/Treasurer of the corporation shall notify all shareholders of record, not less than thirty days in advance of any special meeting of the shareholders as to the specific date, time and location of the meeting and of the issues to be voted upon at the meeting.

Section 5, Salaries and Compensation: The Board of Directors shall establish the wages, salaries and other compensation for the executive officers of the corporation. The executive officers of the corporation shall establish the wages, salaries and other compensation for the non-executive employees of the corporation.

Section 6, Stock Grant and Option Awards: The executive officers of the corporation shall nominate to the Board of Directors the names of all employees of the corporation who, from time to time, may be granted shares of the corporation or options to purchase shares of the corporation in the way of reward for exemplary performance or achievement. The Board of Directors may, at their discretion, grant such awards and/or modify the terms of previously granted awards.

Section 7, Bylaws: At the first meeting of the Board of Directors, a set of bylaws, consistent with Indiana and Federal Law, shall be adopted.

In witness I have signed this 15th day of March 2004,



Martina Brisudova, Incorporator.

STATE OF INDIANA)
) SS:
COUNTY OF MONROE)

The undersigned, a Notary Public, certifies that Martina Brisudova, being the incorporator referred to in the Articles of Incorporation, personally appeared before me, acknowledged the execution and swore the truth of the facts stated.

Witness my signature this 15th day of March, 2004

Carol Sue Skillman
Notary Signature

Carol Sue Skillman
Notary Printed Name

My commission expires on: Oct. 07, 2010.


OFFICIAL SEAL
CAROL SUE SKILLMAN
NOTARY PUBLIC - INDIANA
MONROE COUNTY
My Comm. Expires Oct. 7, 2010